As filed with the Securities and Exchange Commission on July 28, 2003

                                                              File No. 333-91132
                                                                       ---------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM SB-1/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             MENTOR PROMOTIONS, INC.
             (Exact name of registrant as specified in its charter)

          Nevada                         5960                    75-2900513
------------------------------   ------------------------     ------------------
(State or jurisdiction of        (Primary Industrial          I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.

          450 East Highway 67, Duncanville, Texas 75137      (972) 772-7740
        ---------------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                   Mark Wells
               450 East Highway 67, Duncanville, Texas 75137 (972) 772-7740
            ----------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

              Copies to:     T. Alan Owen & Associates, P.C.
                                     Attorneys at Law
                            1112 E. Copeland Road, Suite 420
                                 Arlington, Texas 76011
                                     (817) 460-4498
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------

Title of Each          Amount      Proposed Maximum     Proposed              Amount of
Class of Securities     To be       Offering Price    Maximum Aggregate     Registration
to be Registered      Registered     Per Share (1)     Offering Price (1)      Fee
----------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                  200,000             $0.25            $  50,000          $269
Maximum                2,000,000             $0.25            $ 500,000          $269
----------------------------------------------------------------------------------------
Total maximum          2,000,000             $0.25            $ 500,000          $269 (2)


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.





                     MONSTERFIT.COM, INC.


                        BALANCE SHEETS
              June 30, 2001 and December 31, 2000


                            ASSETS
                            ------

                                                                          June 30, 2001       Dec 31, 2000
                                                                         ----------------   -----------------
CURRENT ASSETS:
    Cash                                                                            $146                $345

PROPERTY AND EQUIPMENT:
    Website (net of amortization)                                                      0               3,194

                                                                         ----------------   -----------------

TOTAL ASSETS                                                                        $146              $3,539
                                                                         ================   =================




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES
    Accounts payable                                                                $177              $4,942

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000 shares authorized,
         75,000 shares issued and outstanding                                         75                  75
    Additional paid-in-capital                                                    11,285               7,012
    Accumulated deficit                                                          (11,391)             (8,490)
                                                                         ----------------   -----------------
        Total Stockholders' Equity                                                   (31)             (1,403)
                                                                         ----------------   -----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $146              $3,539
                                                                         ================   =================



















See accompanying notes                 F-1



                              MONSTERFIT.COM, INC.


                             STATEMENT OF OPERATIONS
                       Six Months Ended June 30, 2001 and
                      Twelve Months Ended December 31, 2000



                                                    Six months        Twelve months
                                                       ended              ended
                                                   June 30, 2001       Dec 31, 2000
                                                  ----------------   -----------------

REVENUE:
    Sales                                                  $2,598              $9,099

COST OF SALES:                                              1,109               6,390
                                                  ----------------   -----------------

GROSS PROFIT                                                1,489               2,709

OPERATING EXPENSE:
    Amortization                                            2,361               1,667
    General and administrative                              2,030               7,237
                                                  ----------------   -----------------
        Total Operating Expense                             4,391               8,904

                                                  ----------------   -----------------

NET LOSS                                                  ($2,902)            ($6,195)
                                                  ================   =================



Weighted average shares outstanding                        75,000              75,000
                                                  ================   =================

Loss per share - basic and diluted                         ($0.00)             ($0.00)
                                                  ================   =================






















See accompanying notes                 F-2



                              MONSTERFIT.COM, INC.


                STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED
             DEFICIT Period from December 31, 1999 to June 30, 2001




                                          Common  Stock              Paid In        Accumulated
                                     Shares          Amount          Capital          Deficit             Total
                                 -----------------------------------------------------------------   -----------------

Balance,
        December 31, 1999                 75,000              75            4,925          (2,294)              2,706

Paid in capital by shareholders                                             2,086                               2,086

Net Loss                                                                                   (6,195)             (6,195)

                                 -----------------------------------------------------------------   -----------------
Balance
        December 31, 2000                 75,000             $75           $7,011         ($8,489)            ($1,403)
                                 =================================================================   =================


Paid in capital by shareholders                                             4,274                               4,274

Net Loss                                                                                   (2,902)             (2,902)

                                 -----------------------------------------------------------------   -----------------
Balance,
        June 30, 2001                    $75,000             $75          $11,285        ($11,391)               ($31)
                                 =================================================================   =================





















See accompanying notes                 F-3



                              MONSTERFIT.COM, INC.


                             STATEMENT OF CASH FLOWS
                       Six Months Ended June 30, 2001 and
                      Twelve Months Ended December 31, 2000



                                                                Six months        Twelve months
                                                                   ended              ended
                                                               June 30, 2001       Dec 31, 2000
                                                              ----------------   -----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                          ($2,902)            ($6,195)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Items not requiring cash:
                Amortization                                            2,361               1,667
                Paid in capital by shareholder                          4,274               2,086
                Write of asset                                            833
    Adjustments for other operating activities:
          Increase (decrease) in accounts payable                      (4,765)              2,647
                                                              ----------------   -----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                 (199)                205


CASH FLOWS FROM INVESTING ACTIVITIES:                                       0                   0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock

                                                              ----------------   -----------------
    Total cash flows from financing activities                              0                   0

                                                              ----------------   -----------------

NET INCREASE IN CASH                                                    ($199)               $205

CASH, BEGINNING OF PERIOD                                                 345                 140
                                                              ----------------   -----------------

CASH, END OF PERIOD                                                      $146                $345
                                                              ================   =================


















See accompanying notes                 F-4

                              MONSTERFIT.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                       June 30, 2001 and December 31, 2000



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------

History:
--------
The Company was started in 1999 and then incorporated on May 8, 2001, as a Texas corporation under the name of Monsterfit.com, Inc. The Company sells products over the internet, which currently are comprised of vitamins, supplements and gear targeted to body builders.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States

Supplier Concentration:
-----------------------
The Company purchased product from only one supplier for its operations for the period presented. Although products are available from other sources, the vendor's inability to supply products in a timely manner could adversely affect the Company's ability to satisfy customer demands.

Revenue Recognition:
--------------------
The Company recognizes revenues from product sales and delivery, net of returns and discounts, when the products are shipped to customers. The company formerly purchased and resold the products and recorded sales and costs of sales. Recently however, the Company entered into an agreement with a distributor to drop ship the products and credit the Company with its portion of the profit. The Company books the net amount as income.

Use of Estimates
----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets
-----------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

                              MONSTERFIT.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                       June 30, 2001 and December 31, 2000


NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Capitalized Web Site Development Costs and Software:
----------------------------------------------------
The Company accounts for its web site development costs and internally developed software costs in accordance with Emerging Issues Task Force 00-2, Accounting for Web Site Development Costs and the provisions of Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or
Obtained for Internal Use. This requires the capitalization of the costs incurred. Capitalized costs are amortized on a straight-line basis over the useful life of the software once it has been placed into service.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.


NOTE B - INCOME TAXES:
----------------------

The Company had a corporate net operating loss of $1,054 through December 31, 2001. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire: 2021        $ 1,054

The components of the provision (benefit) for income taxes included in the financial statements as of March 31, 2002 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                            $( 1,054)
         Valuation allowance                                            1,054
                                                                     ---------
         Total deferred income tax assets                                 -0-
         Total deferred income tax liabilities                            -0-
                                                                     ---------
         Net deferred income tax assets                              $    -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                                 (  34)%
         Increase (decrease) in rates resulting from:
              Change in valuation allowance for deferred tax asset      34 %
                                                                     ---------
         Effective tax rate                                              0 %

                              MONSTERFIT.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                       June 30, 2001 and December 31, 2000




NOTE C - STOCKHOLDERS' EQUITY:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At June 30, 2001 and December 31, 2000, there were 75,000 shares outstanding.


NOTE D - RELATED PARTY TRANSACTIONS:
------------------------------------

A shareholder contributed $2,087 in capital to the Company in 2000 and $4,274 in capital to the Company in 2001. In addition, a shareholder paid $25,000 for the new website in 2001on behalf of the Company.

                                CHARLES E. SMITH

                           CERTIFIED PUBLIC ACCOUNTANT
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            -----------------------
                            TELEPHONE (214) 212-2307



                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders of Mentor Promotions, Inc.

         I have audited the accompanying balance sheets of Mentor Promotions, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mentor Promotions, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended December 31, 2002 and 2001, in conformity with generally accepted accounting principles.


/s/ Charles E. Smith
--------------------
Charles E. Smith
Rockwall, Texas
June 12, 2003



                             MENTOR PROMOTIONS, INC.


                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2002 and 2001

                                     ASSETS
                                     ------

                                                                                        Restated
                                                                      Dec 31, 2002    Dec 31, 2001
                                                                      --------------  --------------

CURRENT ASSETS:
    Cash                                                                    $10,240            $809
    Accounts receivable                                                       1,292               0
    Other receivables                                                        36,220               0
    Accrued interest receivable                                               1,083              83
    Note receivable                                                          12,500          12,500
                                                                      --------------  --------------
    Total Current Assets                                                    $61,335         $13,392

PROPERTY AND EQUIPMENT:
    Website (net of amortization)                                                 0          20,833

                                                                      --------------  --------------

TOTAL ASSETS                                                                $61,335         $34,225
                                                                      ==============  ==============




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


LIABILITIES
    Accounts payable and accrued expenses                                    $2,908            $553
    Short-term notes payable
                                                                      --------------  --------------
        Total liabilities                                                    $2,908            $553

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000
         shares authorized, 4,770,000 and 4,320,000
         shares issued and outstanding respectively                           4,770           4,320
    Additional paid-in-capital                                               82,087          44,916
    Accumulated deficit                                                     (28,430)        (15,564)
                                                                      --------------  --------------
        Total Stockholders' Equity                                           58,427          33,672
                                                                      --------------  --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $61,335         $34,225
                                                                      ==============  ==============










See accompanying notes                 F-2



                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF OPERATIONS
                 Twelve Months Ended December 31, 2002 and 2001





                                                                                        Restated
                                                                         Twelve          Twelve
                                                                      Months Ended    Months Ended
                                                                      Dec 31, 2002    Dec 31, 2001
                                                                      --------------  --------------

REVENUE:
    Sales                                                                   $36,470          $2,512

COST OF SALES:                                                                  201           1,760
                                                                      --------------  --------------

GROSS PROFIT                                                                 36,269             752

OPERATING EXPENSE:
    Amortization                                                              8,333           4,167
    General and administrative                                               29,302           1,842
    Goodwill impairment                                                                       5,031
    Asset impairment loss                                                                     8,611
                                                                      --------------  --------------
        Total Operating Expense                                              37,635          19,651

                                                                      --------------  --------------
Net Operating Income                                                         (1,366)        (18,899)

Interest income                                                               1,000              83
                                                                      --------------  --------------
Income before extraordinary items and income tax                               (366)        (18,816)

Extraordinary items:
    Loss on closing of subsidiary                                            12,500               0
                                                                      --------------  --------------

NET INCOME (LOSS)                                                          ($12,866)       ($18,816)
                                                                      ==============  ==============







Weighted average shares outstanding                                       4,376,712       4,244,055
                                                                      ==============  ==============

Loss per share - basic and diluted                                           ($0.00)         ($0.00)
                                                                      ==============  ==============







See accompanying notes                          F-3



                             MENTOR PROMOTIONS, INC.


            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                 Twelve Months Ended December 31, 2002 and 2001

                                                                                       Accumulated
                                                  Common  Stock          Paid In        Earnings
                                              Shares        Amount       Capital        (Deficit)       Total
                                           -----------------------------------------  ----------------------------

Balance,
        December 31, 2000                      4,200,000        4,200        13,836           3,252        21,288

Shares issued for:
       Purchase of subsidiary                    120,000          120        23,880                        24,000

Paid in capital by shareholders:
       Rent of office                                                         1,200                         1,200
       Payments in conjunction
             with purchase of subsidiary                                      6,000                         6,000

Net Loss                                                                                    (18,816)      (18,816)

                                           -----------------------------------------  ----------------------------
Balance
        December 31, 2001                      4,320,000        4,320        44,916         (15,564)       33,672
                                           =======================================================================

Paid in capital by shareholder
       Rent of office                                                         1,200                         1,200
       General expenses                                                         201                           201

Shares issued for:
       Capitalization of subsidiary              450,000          450        35,770                        36,220

Net income                                                                                  (12,866)      (12,866)

                                           -----------------------------------------  ----------------------------
Balance
        December 31, 2002                     $4,770,000       $4,770       $82,087        ($28,430)      $58,427
                                           =========================================  ============================



















See accompanying notes                          F-4



                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 Twelve Months Ended December 31, 2002 and 2001





                                                                                        Restated
                                                                         Twelve          Twelve
                                                                      Months Ended    Months Ended
                                                                      Dec 31, 2002    Dec 31, 2001
                                                                      --------------  --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                      ($12,866)       ($18,816)
    Adjustments to reconcile net loss to net
        cash (used) by operating activities:
          Items not requiring cash:
               Amortization                                                   8,333           4,167
               Paid in capital by shareholder                                 1,401           1,200
               Write off asset and goodwill impairment                       12,500          13,643
               Stock issued for services                                          0               0
               Expenses paid by shareholder                                       0               0
    Adjustments for other operating activities:
          Decrease (increase) in current assets                             (38,512)            (83)
          Increase (decrease) in accounts payable                             2,355             553
                                                                      --------------  --------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                    (26,789)            664

CASH FLOWS FROM INVESTING ACTIVITIES:
    Common stock issued for capitalization of subsidiary                     36,220             (32)
                                                                      --------------  --------------
    Total cash flows from financing activities                               36,220             (32)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Paid in capital by shareholder                                                0               0
                                                                      --------------  --------------
    Total cash flows from financing activities                                    0               0

                                                                      --------------  --------------

NET INCREASE IN CASH                                                         $9,431            $632

CASH, BEGINNING OF PERIOD                                                       809             177
                                                                      --------------  --------------

CASH, END OF PERIOD                                                         $10,240            $809
                                                                      ==============  ==============



2001 Non-cash investing activity - the company issued 120,000 shares valued at $0.20 per share along with $6,000 for acquisition of a subsidiary in 2001.
The $6,000 was paid on behalf of the Company by its largest shareholder.
2002 Non-cash investing activity - the company issued 450,000 shares valued at $36220, or $0.08 per share for capitalization of a subsidiary in 2002.



See accompanying notes                 F-5

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------

History:
--------
The Company was organized August 2, 2000, as a Nevada corporation under the name of Mentor Promotions, Inc. The Company purchased Monsterfit.com, Inc. and closed it on December 31, 2002. It also formed Texas Fresh Air, Inc. on November 15, 2002. The financial statements reflect the consolidation of the accounts of these subsidiaries. The purchase of Monsterfit.com, Inc. was accounted for by the purchase method. The Company is in the business f providing mold remediation services.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States

Revenue Recognition:
--------------------
The Company recognizes revenues from services when performed for customers. The company formerly purchased and resold the products and recorded sales and costs of sales. Recently however, the Company entered into an agreement with a distributor to drop ship the products and credit the Company with its portion of the profit. The Company books the net amount as income.

Use of Estimates
----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets
-----------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002


NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.


NOTE B - WEB SITE:
------------------
In the period through November 2002, the Company's primary asset was its web site that was the center of its operational and income generating activities. Before its purchase of Monsterfit.com, Inc., the Company had a website upon which it had recorded depreciation but wrote this asset off when it acquired Monsterfit.com, Inc. and started depreciating the website acquired in the purchase of Monsterfit.com, Inc. The accumulated depreciation as of December 31, 2001 is the accumulated depreciation on the website acquired in the purchase of Monsterfit.com, Inc.


NOTE C - INCOME TAXES:
----------------------
The Company had a net operating loss of $28,430 through December 31, 2002. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire:   2021       $15,564
                                    2022        12,866

The components of the provision (benefit) for income taxes included in the financial statements as of March 31, 2002 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                          $(28,430)
         Valuation allowance                                         28,430
                                                                   ---------
         Total deferred income tax assets                              -0-
         Total deferred income tax liabilities                         -0-
                                                                   ---------
         Net deferred income tax assets                            $   -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                               (  34)%
         Increase (decrease) in rates resulting from:
             Change in valuation allowance for deferred tax asset     34 %
                                                                   ---------
         Effective tax rate                                            0 %

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002

NOTE D - STOCKHOLDERS' EQUITY:
-----------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At March 31, 2003 and December 31, 2002, there were 4,770,000 and 4,320,000 shares
outstanding   respectively.   The  Company  has  not  paid  a  dividend  to  its
shareholders.

Common stock issuances
----------------------
On October 25, 2001, the Company issued 120,000 shares to the owners of Monsterfit.com, Inc. along with a shareholder paying $6,000 for the purchase of Monsterfit.com, Inc. The stock was valued at $0.20 per share making the purchase price $30,000, and the purchase was effective as of July 1, 2001.

On November 15, 2002, the Company issued 450,000 shares to an individual in exchange for capitalization of $36,220.

NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

The President is providing office space to the Company valued at $100 a month. The value of the office space is being recorded as capital contributed to the Company and is reflected in the expenses and in the capital of the Company.

NOTE F - ASSET IMPAIRMENT AND WRITE OFF:
----------------------------------------

In 2001 the Company recorded an asset impairment loss of $8,611 which represents the unamortized value of the Company's previous web site which was written off when the Company purchased Monsterfit.com, Inc. In 2001 the Company recorded goodwill impairment of $5,031 which represents the excess of the cost of $30,000 paid for Monsterfit.com, Inc. over the assets received. After evaluation, the excess was written off in accordance with FAS 141.
In 2002, the Company wrote off its remaining value in its Monsterfit.com, Inc. subsidiary of $12,500.



                             MENTOR PROMOTIONS, INC.


                           CONSOLIDATED BALANCE SHEETS
                      March 31, 2003 and Decemebr 31, 2002

                                     ASSETS
                                     ------


                                                                      Mar 31, 2003    Dec 31, 2002
                                                                      --------------  --------------

CURRENT ASSETS:
    Cash                                                                     $4,524         $10,240
    Accounts receivable                                                       8,789           1,292
    Other receivables                                                        36,220          36,220
    Accrued interest receivable                                               1,333           1,083
    Note receivable                                                          12,500          12,500
                                                                      --------------  --------------
    Total Current Assets                                                    $63,366         $61,335

                                                                      --------------  --------------

TOTAL ASSETS                                                                $63,366         $61,335
                                                                      ==============  ==============




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


LIABILITIES
    Accounts payable and accrued expenses                                    $5,336          $2,908

                                                                      --------------  --------------
        Total liabilities                                                    $5,336          $2,908

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000
         shares authorized, 4,770,000 and 4,770,000
         shares issued and outstanding respectively                           4,770           4,770
    Additional paid-in-capital                                               82,387          82,087
    Accumulated deficit                                                     (29,127)        (28,430)
                                                                      --------------  --------------
        Total Stockholders' Equity                                           58,030          58,427
                                                                      --------------  --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $63,366         $61,335
                                                                      ==============  ==============














See accompanying notes                 F-1


                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF OPERATIONS
                   Three Months Ended March 31, 2003 and 2002






                                                                          Three           Three
                                                                      Months Ended    Months Ended
                                                                      Mar 31, 2003    Mar 31, 2002
                                                                      --------------  --------------

REVENUE:                                                                    $48,656            $595

COST OF SALES:                                                                                  154
                                                                      --------------  --------------

GROSS PROFIT                                                                 48,656             441

OPERATING EXPENSE:
    Amortization                                                                              2,083
    General and administrative                                               49,603             600
                                                                      --------------  --------------
        Total Operating Expense                                              49,603           2,683

                                                                      --------------  --------------
Net Operating Income                                                           (947)         (2,242)

Interest income                                                                 250             250
                                                                      --------------  --------------

NET INCOME (LOSS)                                                             ($697)        ($1,992)
                                                                      ==============  ==============



Weighted average shares outstanding                                       4,770,000       4,320,000
                                                                      ==============  ==============

Loss per share - basic and diluted                                           ($0.00)         ($0.00)
                                                                      ==============  ==============

















See accompanying notes                 F-2



                             MENTOR PROMOTIONS, INC.


            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                        Three Months Ended March 31, 2003




                                                                                       Accumulated
                                                  Common  Stock          Paid In        Earnings
                                              Shares        Amount       Capital        (Deficit)       Total
                                           -----------------------------------------  ----------------------------

Balance,
        December 31, 2002                      4,770,000        4,770        82,087         (28,430)       58,427

Net Loss                                                                                       (697)         (697)

                                           -----------------------------------------  ----------------------------
Balance
        March 31, 2003                         4,770,000        4,770        82,087         (29,127)       57,730
                                           =======================================================================


















See accompanying notes                          F-3



                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   Three Months Ended March 31, 2003 and 2002






                                                                          Three           Three
                                                                      Months Ended    Months Ended
                                                                      Mar 31, 2003    Mar 31, 2002
                                                                      --------------  --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                         ($697)        ($1,992)
    Adjustments to reconcile net loss to net
        cash (used) by operating activities:
          Items not requiring cash:
             Amortization                                                         0           2,083
    Adjustments for other operating activities:
          Decrease (increase) in current assets                              (7,747)           (250)
          Increase (decrease) in accounts payable                             2,428              92
                                                                      --------------  --------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                     (6,016)            (67)

CASH FLOWS FROM INVESTING ACTIVITIES:                                             0               0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Paid in capital by shareholder                                              300             300
                                                                      --------------  --------------
    Total cash flows from financing activities                                  300             300

                                                                      --------------  --------------

NET INCREASE IN CASH                                                        ($5,716)           $233

CASH, BEGINNING OF PERIOD                                                    10,240             809
                                                                      --------------  --------------

CASH, END OF PERIOD                                                          $4,524          $1,042
                                                                      ==============  ==============









2002 Non-cash investing activity - the company issued 450,000 shares valued at $36220, or $0.08 per share for capitalization of a subsidiary in 2002.






See accompanying notes                 F-4

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                      March 31, 2003 and December 31, 2002



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------

History:
--------
The Company was organized August 2, 2000, as a Nevada corporation under the name of Mentor Promotions, Inc. The Company purchased Monsterfit.com, Inc. and closed it on December 31, 2002. It also formed Texas Fresh Air, Inc. on November 15, 2002. The financial statements reflect the consolidation of the accounts of these subsidiaries. The purchase of Monsterfit.com, Inc. was accounted for by the purchase method. The Company is in the business f providing mold remediation services.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States

Revenue Recognition:
--------------------
The Company recognizes revenues from services when performed for customers. The company formerly purchased and resold the products and recorded sales and costs of sales. Recently however, the Company entered into an agreement with a distributor to drop ship the products and credit the Company with its portion of the profit. The Company books the net amount as income.

Use of Estimates
----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets
-----------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                      March 31, 2003 and December 31, 2002


NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.


NOTE B - WEB SITE:
------------------
In the period through November 2002, the Company's primary asset was its web site that was the center of its operational and income generating activities. Before its purchase of Monsterfit.com, Inc., the Company had a website upon which it had recorded depreciation but wrote this asset off when it acquired Monsterfit.com, Inc. and started depreciating the website acquired in the purchase of Monsterfit.com, Inc. The accumulated depreciation as of December 31, 2001 is the accumulated depreciation on the website acquired in the purchase of Monsterfit.com, Inc.


NOTE C - INCOME TAXES:
----------------------
The Company had a net operating loss of $29,127 through March 31, 2003. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire:    2022         $   697
                                     2021          15,564
                                     2022          12,866

The components of the provision (benefit) for income taxes included in the financial statements as of March 31, 2003 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                          $(29,127)
         Valuation allowance                                         29,127
                                                                   ---------
         Total deferred income tax assets                              -0-
         Total deferred income tax liabilities                         -0-
         Net deferred income tax assets                            $   -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                                (  34)%
         Increase (decrease) in rates resulting from:
             Change in valuation allowance for deferred tax asset      34 %
                                                                   ---------
         Effective tax rate                                             0 %

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                      March 31, 2003 and December 31, 2002


NOTE D - STOCKHOLDERS' EQUITY:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At March 31, 2003 and December 31, 2002, there were 4,770,000 and 4,320,000 shares
outstanding   respectively.   The  Company  has  not  paid  a  dividend  to  its
shareholders.

Common stock issuances
----------------------
On October 25, 2001, the Company issued 120,000 shares to the owners of Monsterfit.com, Inc. along with a shareholder paying $6,000 for the purchase of Monsterfit.com, Inc. The stock was valued at $0.20 per share making the purchase price $30,000, and the purchase was effective as of July 1, 2001.

On November 15, 2002, the Company issued 450,000 shares to an individual in exchange for capitalization of $36,220.

NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

The President is providing office space to the Company valued at $100 a month. The value of the office space is being recorded as capital contributed to the Company and is reflected in the expenses and in the capital of the Company.

NOTE F - ASSET IMPAIRMENT AND WRITE OFF:
----------------------------------------

In 2001 the Company recorded an asset impairment loss of $8,611 which represents the unamortized value of the Company's previous web site which was written off when the Company purchased Monsterfit.com, Inc. In 2001 the Company recorded goodwill impairment of $5,031 which represents the excess of the cost of $30,000 paid for Monsterfit.com, Inc. over the assets received. After evaluation, the excess was written off in accordance with FAS 141.
In 2002, the Company wrote off its remaining value in its Monsterfit.com, Inc. subsidiary of $12,500.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the date indicated below.

                                            Mentor Promotions, Inc.


                                            By:  /s/  Mark Wells
                                            -------------------------------
                                                      Mark Wells, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                             Title                       Date
--------------------------------      ----------------------      -------------
By:  /s/  Mark Wells                  President, Secretary,
-------------------------------       Treasurer; Director         July 28, 2003
          Mark Wells, President